SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
---------------------------------------------
                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
---------------------------------------------:

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from January 1, 1998 through March 31, 1998 (the "Reporting Period"):

      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

CSW
System               Money Pool     Short-Term      Total            SEC
COMPANIES   DATE     BORROWINGS   BORROWINGS (1)  BORROWINGS         LIMIT

CPL       03/10/98  $227,334,697         -       $227,334,697     $300,000,000
PSO       01/30/98    58,124,728         -         58,124,728      125,000,000
SWEPCO    01/13/98    47,137,254         -         47,137,254      150,000,000
WTU       03/12/98    11,138,726         -         11,138,726       65,000,000
CSWS      03/05/98    75,098,688         -         75,098,688      110,000,000
-----------------------

(1) Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.91%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


             Total          CSW           CSW        Total CSW
           Subsidiary     Loans to     Corporation   Short-Term        SEC
DATE       BORROWINGS    MONEY POOL    BORROWINGS    BORROWINGS        LIMIT
03/03/98  $367,490,000  $367,490,000  $429,657,000  $797,147,000  $1,200,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   April 28, 1998



                       CENTRAL AND SOUTH WEST CORPORATION
                       CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       WEST TEXAS UTILITIES COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.

                       BY: CENTRAL AND SOUTH WEST CORPORATION



                       BY: /S/ LAWRENCE B. CONNORS
                               Lawrence B. Connors
                               Controller